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                                                               Exhibit (a)(1)(W)

                               To:     BUSINESS WIRE   AMY LYNCH
                               Fax #:  312-573-0019    Ph. #: 888-292-4446

                                         Date:  October 19, 2000

Contact:  Mr. Gregory M. Shepard
          Chairman and President
          American Union Insurance Company
          Phone: (309) 827-5968

AMERICAN UNION INSURANCE COMPANY TO EXTEND TENDER OFFER TO FRIDAY, NOVEMBER 17, 2000.

American Union Insurance Company, Meridian Insurance Group Acquisition Corporation, Gregory M. Shepard, and Tracy M. Shepard have extended the expiration of their tender offer for 50.1% of the shares of Meridian Insurance Group, Inc. to 5:00 P.M., New York City Time, on Friday, November 17, 2000. The offerors are in the process of responding to the Indiana Securities Commissioner's order that they clarify and supplement certain accounting and financing information.

On September 18, 2000, the offerors revised the cash tender offer which they commenced on August 31, 2000, to an offer for 50.1% of the outstanding common stock of Meridian Insurance Group, Inc., for $25 per share.

American Union Insurance Company is a Bloomington, Illinois based property and casualty insurance company originally chartered in 1916 by L.F. Shepard as Union Automobile Insurance Association. The present name was adopted in 1998. Today 50% of American Union's common stock is owned by Gregory M. Shepard and 50% by Tracy M. Shepard, who are brothers. Meridian Insurance Group Acquisition Corporation is a wholly owned subsidiary of American Union Insurance Company.